United States securities and exchange commission logo





                              May 12, 2020

       Brian D. Murphy
       President and Chief Executive Officer
       American Outdoor Brands Spin Co.
       18000 North Route Z
       Columbia, MO 65202

                                                        Re: American Outdoor
Brands Spin Co.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted April 15,
2020
                                                            CIK 0001808997

       Dear Mr. Murphy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted April 15, 2020

       Exhibit 99.1 - Information Statement
       Our Amended and Restated Bylaws designate Delaware as the exclusive forum for certain litigation..., page 48

   1.                                                   Disclosure here and on
page 128 indicates that your bylaws' exclusive forum
                                                        provision identifies
the chancery court of Delaware as the sole and exclusive forum for some litigation,
including any derivative action or proceeding. Revise the disclosure to make clear whether that
provision applies to actions arising under the Securities Act or the
                                                        Exchange Act. We note
that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or its rules and
regulations and that Section 22 of the Securities Act creates concurrent
 Brian D. Murphy
FirstNameOutdoor Brands Spin Co.
American LastNameBrian D. Murphy
Comapany NameAmerican Outdoor Brands Spin Co.
May 12, 2020
Page 2
May 12, 2020 Page 2
FirstName LastName
         jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your governing documents states this clearly, or tell us how you will inform investors in future filings, including any amendment to this information statement, that the provision does not apply to any action arising under the Securities Act or the
         Exchange Act.
Treatment of Outstanding Equity Compensation Awards, page 51

2. Please revise your disclosure to further explain the basis for adjusting the SWBI awards by either the stockholder method or the employer method. Please explain in more detail the differences in the intrinsic value of the SWBI awards such that different adjustment methods are necessary. Please also clarify if anyone other than the persons identified in the table will be impacted by this system.
Selected Historical Combined Financial Data
Non-GAAP Financial Measures, page 69

3. Refer to your discussion paragraph of Adjusted EBITDAS on page 69 and Item
         10(e)(1)(i)(C) of Regulation S-K. Please expand to explain how this measure will improve an investor's understanding of underlying performance trends. Also, explain how management uses this non-GAAP measure in an understanding of operating results and ongoing performance of the underlying performance trends, what is meant by your underlying performance trends, and better explain why you make material adjustments other than interest, taxes, or depreciation and amortization. Further, in the last sentence of the introductory paragraph, please revise to provide a distinction between your use of both the GAAP and non-GAAP financial measures in evaluating your financial performance.
         In this regard, the primary financial measure used should be GAAP net income/(loss), with Adjusted EBITDAS as a supplemental non-GAAP performance measure. Overview and Highlights, page 71

4. We note you focus on your brands and the establishment of product categories in which you believe your brands will resonate strongly with the activities and passions of consumers. Further, in focusing on your brands and the operations of your business, you organize your creative, product development, sourcing, and e-commerce teams into four brand lanes, each of which focuses on one of four distinct consumer segments, Marksman,
         Defender, Harvester, and Adventurer, with each of your brands included in one of the brand lanes. Also, on page 93 you disclose that you have dedicated management teams assigned to each brand lane. We note that the SWBI operations to be transferred to you in the separation were considered a separate business segment of SWBI. However, in light
 Brian D. Murphy
FirstNameOutdoor Brands Spin Co.
American LastNameBrian D. Murphy
Comapany NameAmerican Outdoor Brands Spin Co.
May 12, 2020
Page 3
May 12, 2020 Page 3
FirstName LastName
         of the planned spin off, tell us any reconsideration given to reflecting your four brand lanes into four separate operating and reportable business segments. Your response should address ASC 280-10-50-1 and ASC 280-10-50-10 through 12. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

5. In your analysis of results of operations, you often attribute changes in line items to a combination of several different factors. For example, you disclose that fiscal 2019 net sales compared with fiscal 2018 increased "primarily because of higher related party sales for electro-optics products; market acceptance of newly introduced shooting, hunting, and cutlery products over the past several years; increased revenue from strategic retailers, including large online retailers that had large bulk orders with discounted pricing in fiscal
         2019; and inorganic revenue from the BUBBA acquisition; partially offset by lower third-
         party OEM and commercial electro-optics product revenue as a result of a general decline in firearm market conditions mentioned above." When you list multiple factors that contributed to line item changes, please revise your disclosure to quantify, if possible, the impact of each material factor that you discuss. Refer to Item 303(a)(3) of Regulation S-
         K and Section III.D of Release No. 33-6835.
Election of Directors, page 124

6. Disclose whether holders of shares of common stock are entitled to cumulative voting rights in the election of directors.
Where You Can Find More Information, page 129

7. We note the "not necessarily complete" language relating to statements in the information statement concerning any contracts or other documents filed as exhibits. Revise the disclosure to clarify that statements in the information statement concerning any contracts or other documents filed as exhibits include the material provisions of the contracts or other documents.
Index to Combined Financial Statements, page F-1

8. We note that the draft registration statement on Form 10 omits the required auditors'
         report of independent registered public accounting firm pursuant to Rule 2-02 of
         Regulation S-X. In the next submission, please provide an auditors' report covering the financial statements that are included in the Form 10. Please revise or advise.
9. We note from your disclosure in Note 14 that sales to related parties to SWBI totaled
         $17.5 million, which represented 10% of total net sales for fiscal 2019. Revise to disclose amounts of material related party transactions on the face of the balance sheet, statement of comprehensive income, or statement of cash flows pursuant to Rule 4-08(k) of
         Regulation S-X.
 Brian D. Murphy
American Outdoor Brands Spin Co.
May 12, 2020
Page 4
Note 1. Background, Basis of Presentation, and Summary of Significant Accounting Policies
Significant Accounting Policies, Revenue Recognition, page F-6

10. Refer to your discussion of revenue recognition on page F-11. Please expand to provide a disaggregation of your revenues by the four brand lanes, Marksman, Defender, Harvester, and Adventurer. Also, provide your revenues by geographic region and classes of trade, that is, online retailers, specialty retailers, dealers, distributors, and direct to consumer.
      Refer to ASC 606-10-50-5 and also to ASC 606-10-55-91 where categories of disaggregation for your revenues may include by type of good or service, that is, major
      product lines, timing of transfer of goods or services, and by sales channels.
       You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian D. Murphy
                                                             Division of
Corporation Finance
Comapany NameAmerican Outdoor Brands Spin Co.
                                                             Office of
Manufacturing
May 12, 2020 Page 4
cc:       Robert S. Kant, Esq.
FirstName LastName